VIA EDGAR

May 21, 2025

Attn: Isabel Rivera

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Alpha Modus Holdings, Inc. Registration Statement on Form S-1 File No. 333-287110

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Friday, May 23, 2025, at 4:00 p.m. ET, or as soon thereafter as is practicable.

The Registrant authorizes Lance Brunson of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Commission. Please call Mr. Brunson at (801) 303-5737 with any questions you may have.

Thank you for your assistance.

Sincerely,

Alpha Modus Holdings, Inc.

/s/ William Alessi
William Alessi
Chief Executive Officer